Exhibit 99.2

FAQ: Permira Increase in Offer Price

Tender Offer / Transaction Closing

Q. What was announced?

A. Squarespace and Permira announced a revised definitive agreement under which Permira will acquire shares of Squarespace for $46.50 in cash through a tender offer.

Q. What is a tender offer? What are the next steps in this process? How do I tender my shares?

A. A tender offer is a public bid for stockholders to sell their stock. All Squarespace stockholders will be given an opportunity to “tender,” or sell, their stock for $46.50 per share within a specified timeframe. Stockholders “tender” their shares rather than voting in favor of or against a transaction. In the same manner as Squarespace’s other stockholders, employees who own shares of Squarespace will receive information regarding the terms of the tender offer and instructions on how to tender their shares.

The tender offer must remain open for a minimum 20-business day period from the date that the offer is commenced, subject to limited extension rights. Permira will disclose the expiration date when it launches the tender offer.

The closing of the transaction will be conditioned on the tender of a majority of the unaffiliated shares. Unaffiliated shares are shares not held by Accel, General Atlantic, Anthony Casalena, members of the Board of Directors and Section 16 officers.

Q. When is the transaction expected to close?

A. The transaction is expected to close in the fourth quarter of 2024, subject to customary closing conditions, including the tender of shares representing a majority of Squarespace’s unaffiliated shares. While we don’t yet have a specific date, we will keep you informed as appropriate as we make progress toward the closing.

Q When will Squarespace no longer be a public company?

A. Squarespace will be a private company following the close of the take-private transaction. Otherwise, it will remain a public company.

Q. How and when will I get more information about the tender process?

A. You will receive tender instructions shortly after the tender offer is launched.

If you have additional questions after receipt of the information, you can contact Okapi Partners, who will act as Information Agent for the tender offer, at info@okapipartners.com or +1 (212) 297-0720.

Q. What happens if I don’t tender my shares?

A. If you decline to tender your shares, you are effectively voting against the transaction. If a majority of unaffiliated stockholders decline to tender their shares, the transaction will not consummate. If the transaction completes, Permira will acquire any shares that are not tendered at the same price as shares that are tendered.

Q. I was previously asked to vote and/or I previously voted on the proposed merger and there was a Special Meeting of stockholders scheduled for September 20, 2024. What is happening with those events?

A. The prior proposed process that involved a stockholder vote and stockholder meeting has been canceled.

Share and RSU Payouts

Q. What will the payment be for shares and unvested RSUs?

A. Vested equity awards will be paid out in cash in connection with the closing of the transaction, with the cash amount per share equal to $46.50 (and, in the case of options, reduced by the per share exercise price). All payments will be subject to tax withholding.

Unvested RSUs will be paid out in cash as and when the underlying award vests (subject to continued employment on the vesting date), with the cash amount per share equal to $46.50. All payments will be subject to tax withholding.

Q. When and how will stockholders receive payment for the shares they own?

A. Funds will be issued shortly after the transaction closes. More information will be provided prior to the closing of the transaction.

Q. What happens with vested options?

A. The exercise price of vested options will be deducted from the $46.50 per share price and the remaining value will be delivered to the option holder after the close of the transaction. More information will be provided prior to the closing of the transaction.

Compensation

Q. When will I know what my compensation will be after we become a private company?

A. Existing employees who remain employed will receive what we believe is a favorable cash incentive opportunity based on a $46.50 per share payment for each RSU that vests after the close. This provides a significant and certain element of compensation through future years of vesting. Your base compensation will not change in conjunction with the closing of the take-private transaction. The company will also introduce a new long term compensation plan to a majority of employees in order to properly align employees with our shared goals and future growth.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, the federal securities laws, including statements related to the proposed merger of the Company with an affiliate of Permira Advisers (the “Transaction”), including financial estimates and statements as to the expected timing, completion and effects of the Transaction. These forward-looking statements are based on the Company’s current expectations, estimates and projections regarding, among other things, the expected date of closing of the Transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by the Company, all of which are subject to change. Forward-looking statements often contain words such as “expect,” “anticipate,” “intend,” “aims,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “considered,” “potential,” “estimate,” “continue,” “likely,” “expect,” “target” or similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. By their nature, forward-looking statements address matters that involve risks and uncertainties because they relate to events and depend upon future circumstances that may or may not occur, such as the consummation of the Transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the Transaction on anticipated terms and timing, including satisfying the minimum tender condition and obtaining any regulatory approvals, and the satisfaction of other conditions to the completion of the Transaction; (ii) the ability of affiliates of Permira to obtain the necessary financing arrangements set forth in the commitment letters received in connection with the Transaction; (iii) potential litigation relating to the Transaction that could be instituted against Permira, the Company or their respective directors, managers or officers, including the effects of any outcomes related thereto; (iv) the risk that disruptions from the Transaction will harm the Company’s business, including current plans and operations; (v) the ability of the Company to retain and hire key personnel; (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transaction; (vii) continued availability of capital and financing and rating agency actions; (viii) legislative, regulatory and economic developments affecting the Company’s business; (ix) general economic and market developments and conditions; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transaction that could affect the Company’s financial performance; (xi) certain restrictions during the pendency of the Transaction that may impact the Company’s ability to pursue certain business opportunities or strategic transactions; (xii) unpredictability and severity of catastrophic events, including but not limited to acts of terrorism, pandemics, outbreaks of war or hostilities, as well as the Company’s response to any of the aforementioned factors; (xiii) significant transaction costs associated with the Transaction; (xiv) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction, including in circumstances requiring the Company to pay a termination fee or other expenses; (xvi) competitive responses to the Transaction; (xvii) the risks and uncertainties pertaining to the Company’s business, including those set forth in Part I, Item 1A of the Company’s most recent Annual Report on Form 10-K and Part II, Item 1A of the Company’s subsequent Quarterly Reports on Form 10-Q, as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by the Company with the SEC; and (xviii) the risks and uncertainties that will be described in the Schedule TO (including the offer to purchase, letter of transmittal and related documents) that Permira will file with the SEC, and the Solicitation/Recommendation Statement on Schedule 14D-9 that the Company will file with the SEC available from the sources indicated below. These risks, as well as other risks associated with the Transaction, will be more fully discussed in the Schedule TO and the Schedule 14D-9. While the list of factors presented here is, and the list of factors to be presented in the Schedule TO and the Schedule 14D-9 will be considered representative, no such list should be considered a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material impact on the Company’s financial condition, results of operations, credit rating or liquidity. These forward-looking statements speak only as of the date they are made, and the Company does not undertake to and specifically disclaims any obligation to publicly release the results of any updates or revisions to these forward-looking statements that may be made to reflect future events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Important Additional Information and Where to Find It

The offer referenced in this communication has not yet commenced. This communication is for information purposes only and is neither an offer to buy nor a solicitation of an offer to sell any securities of the Company, nor is it a substitute for the offer materials that Permira is expected to file with the SEC upon commencement of the offer. The solicitation of an offer to tender and the offer to buy shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Permira is expected to file with the SEC. In addition, the Company is expected to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE SOLICITATION/RECOMMENDATION STATEMENT OF THE COMPANY ON SCHEDULE 14D-9 AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER AND THE PROPOSED MERGER. Investors and security holders may obtain free copies of the Schedule TO, Schedule 14D-9 and other documents (when they become available) that are filed or will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov, the Company’s website at https://investors.squarespace.com or by contacting the Company’s Investor Relations Team at investors@squarespace.com.